

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Via E-mail
Marc Fox, Chief Financial Officer
Ladder Capital Corp.
345 Park Avenue, 8th Floor
New York, NY 10154

    Re: Ladder Capital Corp.
        Amendment No. 4 to Draft Registration Statement on Form S-1
        Submitted December 5, 2013
        CIK No. 0001577670

Dear Mr. Fox:

We have reviewed Amendment No. 4 to your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Financial Statements of Ladder Capital Corp, pages F-3 through F-4

1.   We note that you have updated the financial statements of Ladder Capital Finance Holdings LLLP. Please update the financial statements of Ladder Capital Corp, the registrant, in accordance with Regulation S-X Rule 3-12.

Financial Statements of LCFH, page F-5

Note 2 – Significant Accounting Policies, page F-11

Revision of Previously Issued Financial Statements, page F-11

2.   We note that during the preparation of the financial statements for the quarter ended September 30, 2013 you identified another error that is related to the accounting for a sale of loans into a securitization. You state that the loans had been originated to a consolidated affiliate. Please provide us with more information regarding how this error was identified. Also, tell us if LCFH has made loans to other consolidated affiliates in the past and clarify if they were sold to securitizations and/or if they are still outstanding on your books. Please clarify your revised accounting policy for sales of loans to securitizations that had been originated to consolidated affiliates and cite the accounting literature you are relying upon. We may have further comment.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jorge Bonilla at (202)551-3414 or me at (202)551- 3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or Tom Kluck, Legal Branch Chief, at (202)551-3233 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Joshua N. Korff, Esq. (*via e-mail*)